As filed with the Securities and Exchange Commission on August 2, 2004

                                            Securities Act File No. 333-113754
                                     Investment Company Act File No. 811-05723

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------

                                    FORM N-14

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                          ----------------------------


                         Pre-Effective Amendment No.                       |_|

                       Post-Effective Amendment No. 1                      |X|

                        (Check appropriate box or boxes)

                          ----------------------------


               Merrill Lynch Developing Capital Markets Fund, Inc.

               (Exact name of Registrant as Specified in Charter)

                          ----------------------------

                                 (609) 282-2800

                        (Area Code and Telephone Number)

                          ----------------------------

                             800 Scudders Mill Road
                          Plainsboro, New Jersey 08536

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

                          ----------------------------

                                 Terry K. Glenn
               Merrill Lynch Developing Capital Markets Fund, Inc.
              800 Scudders Mill Road, Plainsboro, New Jersey 08536
        Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011

                     (Name and Address of Agent for Service)

                          ----------------------------

                                   Copies to:

      Andrew J. Donohue, Esq.                        Frank P. Bruno, Esq.
Merrill Lynch Investment Managers, L.P.         Sidley Austin Brown & Wood LLP
         P.O. Box 9011                                787 Seventh Avenue
Princeton, New Jersey 08543-9011                   New York, New York 10019

                          ----------------------------

         Title of Securities to Be Registered: Shares of common stock, par value $.10 per share.

         No filing fee is required because of reliance on Section 24(f) of the Investment Company Act of 1940.

         This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-113754) (the "N-14 Registration Statement") consists of the following:

(1)   Facing Sheet of this Registration Statement.

(2)   Part C of this Registration Statement (including signature page).

         Parts A and B to the N-14 Registration Statement are unchanged from the Proxy Statement and Prospectus filed on April 26, 2004 under Rule 497 under the Securities Act of 1933, as amended.

         This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin Brown & Wood LLP, counsel for the Registrant and Merrill Lynch Dragon Fund, Inc. ("Dragon Fund"), as Exhibit 12 to the N-14 Registration Statement. The tax opinion relates to the reorganization of Dragon Fund into the Registrant.


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

                                     PART C

                                OTHER INFORMATION

Item 15.  Indemnification.

         Reference is made to Article VI of Registrant's Articles of Incorporation, Article VI of Registrant's By-Laws, Section 2-418 of the Maryland General Corporation Law, Article IV of the Management Agreement and Section 9 of the Distribution Agreement.

         Article VI Sections 4 and 5 of the Articles of Incorporation provides that each officer and director of the Registrant shall be indemnified by the Registrant, and no officer or director of the Registrant shall be personally liable to the Registrant or its security holders for money damages, to the full extent permitted under the General Laws of the State of Maryland, subject to the requirements of the Investment Company Act of 1940, as amended (the "Investment Company Act").

         Article VI of the By-Laws provides that each officer and director of the Registrant shall be indemnified by the Registrant to the full extent permitted under the General Laws of the State of Maryland, except that such indemnity shall not protect any such person against any liability to the Registrant or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Absent a court determination that an officer or director seeking indemnification was not liable on the merits or guilty of willful misfeaseance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, the decision by the Registrant to indemnify such person must be based upon the reasonable determination of independent counselor or non-party independent directors, after review of the facts, that such officer or director is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

         Each officer and director of the Registrant claiming indemnification within the scope of Article VI of the By-Laws shall be entitled to advances from the Registrant for payment of the reasonable expenses incurred by him in connection with proceedings to which he is a party in the manner and to the full extent permitted under the General Laws of the State of Maryland; provided, however, that the person seeking indemnification shall provide to the Registrant a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the Registrant has been met and a written undertaking to repay any such advance, if it should ultimately be determined that the standard of conduct has not been met, and provided further that at least one of the following additional conditions is met: (a) the person seeking indemnification shall provide a security in form and amount acceptable to the Registrant for his undertaking; (b) the Registrant is insured against losses arising by reason of the advance; (c) a majority of a quorum of non-party independent directors, or independent legal counsel in a written opinion, shall determine, based on a review of facts readily available to the Registrant at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

         The Registrant may purchase insurance on behalf of an officer or director protecting such person to the full extent permitted under the General Laws of the State of Maryland from liability arising from his activities as officer or director of the Registrant. The Registrant, however, may not purchase insurance on behalf of any officer or director of the Registrant that protects or purports to protect such person from liability to the Registrant or to its stockholders to which such officer or director would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

         The Registrant may indemnify, make advances or purchase insurance to the extent provided in Article VI of the By-Laws on behalf of an employee or agent who is not an officer or director of the Registrant.

         In Article IV of the Management Agreement, the Registrant agrees to indemnify the Manager for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in the management of the Registrant, except for willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties thereunder. In Section 9 of the Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act, against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

Exhibit Number            Description
-----------------         ----------------------------------------------------
  1  (a)           --     Articles of Incorporation of the Registrant, dated
                          April 13, 1989.(a)
     (b)           --     Articles of Amendment to the Articles of
                          Incorporation of the Registrant, dated May 17,
                          1989.(a)
     (c)           --     Articles of Amendment to the Articles of
                          Incorporation of the Registrant, dated June 16,
                          1989.(a)
     (d)           --     Articles Supplementary to the Articles of
                          Incorporation of the Registrant, dated June 29,
                          1994.(n)
     (e)           --     Articles of Amendment to the Articles of
                          Incorporation of the Registrant, dated October 17,
                          1994.(c)
     (f)           --     Articles Supplementary to the Articles of
                          Incorporation of the Registrant, dated October 17,
                          1994.(c)
     (g)           --     Articles of Transfer, dated May 19, 2000.(n)
     (h)           --     Articles of Amendment to the Articles of
                          Incorporation of the Registrant, dated December 4,
                          2000.(n)
     (i)           --     Articles of Amendment to the Articles of
                          Incorporation of the Registrant, dated March 21,
                          2003.(p)
  2                --     Amended and Restated By-Laws of the Registrant,
                          effective April 14, 2001.(p)
  3                --     Not Applicable.
  4                --     Form of Agreement and Plan of Reorganization by and
                          between the Registrant and Merrill Lynch Dragon Fund,
                          Inc. ("Dragon Fund").(r)
  5                --     Copies of instruments defining the rights of
                          shareholders, including the relevant portions
                          of the Articles of Incorporation, as amended and
                          supplemented, and By-Laws of the Registrant.(d)
  6  (a)           --     Management Agreement between the Registrant and
                          Merrill Lynch Asset Management, Inc. (the "Manager"), dated June 19, 1989.(c)

     (b)           --     Supplement to Management Agreement between the
                          Registrant and the Manager, dated January 3, 1994.(a)
     (c)           --     Form of Sub-Advisory Agreement between the Manager
                          and Merrill Lynch Asset Management U.K. Limited.(e)
  7                --     Form of Distribution Agreement between the Registrant
                          and FAM Distributors, Inc. (the "Distributor").(h)
  8                --     None.
  9                --     Form of Custody Agreement between the Registrant and
                          Brown Brothers Harriman & Co.(m)
 10  (a)           --     Amended and Restated Class A Distribution Plan.(g)
     (b)           --     Form of Amended and Restated Class B Distribution
                          Plan.(i)
     (c)           --     Form of Amended and Restated Class C Distribution
                          Plan.(i)
 11                --     Opinion of Sidley Austin Brown & Wood LLP, counsel
                          for Registrant.(s)
 12                --     Tax Opinion of Sidley Austin Brown & Wood LLP, tax
                          counsel for the Registrant and Dragon Fund.
 13  (a)(1)        --     Transfer Agency, Dividend Disbursing Agency and
                          Shareholder Servicing Agency Agreement between the
                          Registrant and Financial Data Services, Inc., dated
                          June 19, 1989.(c)
     (a)(2)        --     Amendment to the Transfer Agency, Dividend Disbursing
                          Agency and Shareholder Servicing Agency Agreement,
                          dated July 1, 2001.(n)
     (b)           --     Form of License Agreement relating to the use of name
                          between the Registrant and Merrill Lynch & Co.,
                          Inc.(c)
     (c)(1)        --     Amended and Restated Credit Agreement between the
                          Registrant and a syndicate of banks.(b)
     (c)(2)        --     Form of Second Amended and Restated Credit Agreement
                          between the Registrant, a syndicate of banks and
                          certain other parties.(o)
     (c)(3)        --     Form of Third Amended and Restated Credit Agreement
                          between the Registrant, a syndicate of banks and
                          certain other parties.(k)
     (c)(4)        --     Form of Fourth Amended and Restated Credit Agreement
                          between the Registrant, a syndicate of banks and
                          certain other parties.(q)
     (d)           --     Form of Administrative Services Agreement between the
                          Registrant and State Street Bank and Trust
                          Company.(1)
     (e)           --     Securities Lending Agreement between the Registrant
                          and QA Advisors LLC, dated August 10, 2001.(f)
     (f)           --     Revised Merrill Lynch Select Pricing(SM) System Plan
                          pursuant to Rule 18f-3.(g)
 14  (a)           --     Consent of Deloitte & Touche LLP, independent
                          auditors for the Registrant.(t)
 14  (b)           --     Consent of Deloitte & Touche LLP, independent
                          auditors for Dragon Fund.(s)
 15                --     Not Applicable.
 16                --     Power of Attorney.(s)
 17  (a)           --     Prospectus dated October 7, 2003, and Statement of
                          Additional Information dated October 7, 2003, of the
                          Registrant.(s)
     (b)           --     Annual Report to Stockholders of the Registrant for
                          the fiscal year ended June 30, 2003.(s)
     (c)           --     Semi-Annual Report to Stockholders of the Registrant
                          for the six months ended December 31, 2003.(s)
     (d)           --     Prospectus dated April 28, 2004, and Statement of
                          Additional Information dated April 28, 2003, of
                          Dragon Fund.(s)

     (e)           --     Annual Report to Stockholders of Dragon Fund for the
                          fiscal year ended December 31, 2003.(s)
     (f)           --     Form of Proxy.(s)
     (g)           --     Code of Ethics.(j)

------------

(a) Filed on May 13, 1994, as an Exhibit to Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form N-lA under the Securities Act of 1933, as amended (the "Securities Act") (File No. 33-28248) (the "Registration Statement").

(b) Incorporated by reference to Exhibit (b) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-15973), filed on December 14, 2000.

(c) Filed on October 25, 1995, as an Exhibit to Post-Effective Amendment No. 9 to the Registration Statement.

(d) Reference is made to Article V, Article VI, Article VII, Article VIII and Article X of the Registrant's Articles of Incorporation, as amended and supplemented, filed as Exhibits 1(a), l(b), 1(c), 1(d), 1(e), 1(f), 1(h) and l(i) to the Registration Statement; and to Article II, Article III (sections 1, 3, 5, 6 and 17), Article VI, Article VII, Article XII,
         Article XIII and Article XIV of the Registrant's By-Laws, filed as
         Exhibit 2 to the Registration Statement.

(e) Filed on September 29, 1997, as an Exhibit to Post-Effective Amendment No. 11 to the Registration Statement.

(f) Incorporated by reference to Exhibit 8(f) to Post-Effective Amendment No. 5 to the Registration Statement on Form N-lA of Merrill Lynch Global Technology Fund, Inc. (File No. 333-48929), filed on July 24, 2002.

(g) Incorporated by reference to Exhibits 13(a) and 14 to Post-Effective Amendment No. 36 to the Registration Statement on Form N-lA of Merrill Lynch Pacific Fund, Inc. (File No. 2-56978), filed on April 17, 2003.

(h) Incorporated by reference to Exhibit 5 to Post-Effective Amendment No. 10 to the Registration Statement on Form N-lA of Merrill Lynch Americas Income Fund, Inc. (File No. 33-64398), filed on June 21, 2000.

(i) Incorporated by reference to Exhibit 13 to Post-Effective Amendment No. 10 to the Registration Statement on Form N-lA of Merrill Lynch Americas Income Fund, Inc. (File No. 33-64398), filed on June 21, 2000.

(j) Incorporated by reference to Exhibit 15 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-lA of Merrill Lynch Inflation Protected Fund (File No. 333-110936), filed on January 22, 2004.

(k) Incorporated by reference to Exhibit (b)(3) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-39837), filed on December 13, 2002.

(1) Incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-lA of Merrill Lynch Focus Twenty Fund, Inc. (File No. 333-89775), filed on March 20, 2001.

(m) Incorporated by reference to Exhibit 7 to Amendment No. 2 to the Registration Statement on Form N-lA of Master Large Cap Series Trust (File No. 811-09739), filed on January 30, 2002.

(n) Filed on October 10, 2002, as an Exhibit to Post-Effective Amendment No. 18 to the Registration Statement.

(o) Incorporated by reference to Exhibit (b)(2) to the Issuer Tender Offer Statement on Schedule TO under the Securities Exchange Act of 1934 of Merrill Lynch Senior Floating Rate Fund, Inc., (File No. 333-39837) filed on December 14, 2001.

(p) Filed on October 7, 2003, as an Exhibit to Post-Effective Amendment No. 19 to the Registration Statement.

(q) Incorporated by reference to Exhibit 8(c)(4) to Post-Effective Amendment No.8 to the Registration Statement on Form N-1A of Merrill Lynch Global Growth Fund, Inc. (File No. 333-32899), filed on December 4, 2003.

(r) Included as Exhibit I to the Proxy Statement and Prospectus filed on April 26, 2004.

(s) Filed on March 19, 2004, as an Exhibit to the Registration Statement filed on Form N-14 under the Securities Act (File No. 333-113754) (the "N-14 Registration Statement").

(t) Filed on April 20, 2004, as an Exhibit to Pre-Effective Amendment No. 2 to the N-14 Registration Statement.



Item 17.  Undertakings.

         (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

         (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

         (3) The Registrant undertakes to file, by post-effective amendment, an opinion of counsel as to certain tax matters, within a reasonable time after receipt of such opinion.

                                   SIGNATURES

         As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 2nd day of August, 2004.

                         MERRILL LYNCH DEVELOPING CAPITAL MARKETS FUND, INC.
                                                  (Registrant)


                         By:                        /s/ DONALD C. BURKE
                           ----------------------------------------------------
                            (Donald C. Burke, Vice President and Treasurer)

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

               Signature                                   Title                                  Date
               ---------                                   -----                                  -----
            TERRY K. GLENN*               President (Principal Executive Officer)
                                                       and Director
----------------------------------------
           (Terry K. Glenn)


           DONALD C. BURKE*               Vice President and Treasurer (Principal
                                             Financial and Accounting Officer)
----------------------------------------
           (Donald C. Burke)


           RONALD W. FORBES*                             Director
----------------------------------------
          (Ronald W. Forbes)


        CYNTHIA A. MONTGOMERY*                           Director
----------------------------------------
        (Cynthia A. Montgomery)


            KEVIN A. RYAN*                               Director
----------------------------------------
            (Kevin A. Ryan)


          ROSCOE S. SUDDARTH*                            Director
----------------------------------------
         (Roscoe S. Suddarth)


           RICHARD R. WEST*                              Director
----------------------------------------
           (Richard R. West)


          EDWARD D. ZINBARG*                             Director
----------------------------------------
          (Edward D. Zinbarg)


       *By: /s/ DONALD C. BURKE                                                                   August 2, 2004
----------------------------------------
  (Donald C. Burke, Attorney-in-Fact)




                                  EXHIBIT INDEX


Exhibit
Number                    Description
--------------            -----------
12                --      Tax opinion of Sidley Austin Brown & Wood LLP, tax
                          counsel for the Registrant and Dragon Fund.











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